FORWARD FUNDS

345 California Street, Suite 1600

San Francisco, CA 94104

SALIENT MF TRUST

4265 San Felipe, 8th Floor

Houston, TX 77027

June 5, 2020

VIA EDGAR

Mr. Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-8626

RE:	Forward Funds (“Forward Funds”) & Salient MF Trust (“MF Trust”) (each a “Registrant,” and together, the “Registrants”)

Forward Funds File No. (811-06722)

MF Trust File No. (811-22678)

Annual Reports to Shareholders on Form N-CSR

Dear Mr. Ellington:

Pursuant to your request, this letter is in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) with respect to the Registrants’ annual reports filed on Form N-CSR (each, the “Annual Report” and together, the “Annual Reports”). The Annual Reports were filed on March 9, 2020 with the Commission (Accession Number for the Forward Funds Annual Report: 0001193125-20-066689) (Accession Number for the MF Trust Annual Report: 0001193125-20-066723). Below is a summary of the comments regarding the Annual Reports provided by the Staff via telephone to the undersigned Richard F. Kerr and Jordan A. Knight of K&L Gates LLP on Tuesday, May 5, 2020. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Annual Reports.

1.

Comment: In the Forward Funds Annual Report, the Salient Tactical Growth Fund discloses Institutional Class shares in the “Hypothetical Growth of $10,000 Investment in the Fund” graph. However, Institutional Class shares for Salient Tactical Growth Fund have a minimum initial investment of $100,000. The graph should start with the minimum investment amount per Instruction 1(d) to Item 7 of Item 27(b) of Form N-1A.

Similarly, in the MF Trust Annual Report, the Salient MLP & Energy Infrastructure Fund discloses Class I shares in the “Hypothetical Growth of $10,000 Investment in the Fund” graph. However, Class I shares for Salient MLP & Energy Infrastructure Fund have a minimum initial investment of $1,000,000. The graph should start with the minimum investment amount per Instruction 1(d) to Item 7 of Item 27(b) of Form N-1A.

U.S. Securities and Exchange Commission

June 5, 2020

Response: The Registrants will confirm that in future filings the graph depicting the hypothetical growth of an investment will be based on the Fund’s minimum initial investment amount for the applicable class in all future annual reports if such Fund’s minimum initial investment exceeds $10,000 pursuant to Instruction 1(d) to Item 7 of Item 27(b) of Form N-1A.

2.

Comment: In the “Schedule of Investments” section for Salient Select Income Fund in the Forward Funds Annual Report, footnote (g) on page 20 provides the following: “A portion of the security is being held as collateral for the line(s) of credit. At period end, the aggregate market value of those securities was $489,332, representing 0.11% of net assets.” However, disclosure in note 2(i) of the “Notes to Financial Statements” provides that as of December 31, 2019, the borrowed amounts on the lines of credit were $0 and there were no investment securities pledged as collateral for the lines of credit in the Salient Select Income Fund. Please explain the discrepancy.

Response: As of December 31, 2019, the borrowed amount on the line of credit was $0 for the Salient Select Income Fund; however, based on the lender agreement, a portion of the securities in the Fund are being segregated as collateral in a segregated account for possible future use for the line of credit based on the commitment fee and terms of the line of credit. At period end, the aggregate market value of the securities held as such collateral was $489,332, representing 0.10% of net assets.

3.

Comment: In the “Financial Highlights” section for Salient Select Income Fund and Salient Tactical Growth Fund in the Forward Funds Annual Report, please ensure the expense ratio required by Form N-1A, which is the ratio “including” interest and dividends on short sales expenses, is the most prominently presented ratio in the Financial Highlights section so as to not be misleading. Please move other supplemental ratios to the footnotes.

Similarly, in “Financial Highlights” section for Salient Global Real Estate Fund in the Forward Funds Annual Report, Salient Global Real Estate Fund only includes the expense ratio “excluding” short sales expenses. Please ensure Salient Global Real Estate Fund discloses the expense ratio required by Form N-1A, the ratio “including” short sales expenses, and make any other supplemental ratios less prominent or move the ratios to the footnotes.

Response: In response to the Staff’s comment to ensure that the expense ratio required by Form N-1A is the most prominently presented in the “Financial Highlights” section, the Registrants confirm that in future filings they will present the ratio figures in the “Financial Highlights” section for Salient Select Income Fund and Salient Select Tactical Growth Fund that “include” interest and dividends on short sales expenses in first. All other relevant ratios will be presented following the ratio which includes interest and dividends on short sales expenses.

In response to the Staff’s comment to disclose the ratio “including” short sales expenses, the Registrant respectfully notes that there were no borrowings or short sales in the Salient

U.S. Securities and Exchange Commission

June 5, 2020

Global Real Estate Fund during the relevant period. As such, the ratio including short sale expenses should have been excluded from the report.

The Registrant believes that including supplemental ratio figures in the table of the “Financial Highlights” section provides valuable disclosure and context to shareholders. Therefore, the Registrant respectfully declines to make any changes in response to the Staff’s comment to make any other supplemental ratios less prominent or move the ratios to the footnotes.

4.

Comment: In note 2(l) of the “Notes to Financial Statements” section of the Salient MF Trust Annual Report, Salient MLP & Energy Infrastructure Fund included disclosure related to a classification error that resulted from an adjustment pertaining to distributions of capital received from MLPs. Please describe any changes to the control process that were implemented as a result of this error.

Response: The Registrant respectfully notes that Salient’s Compliance Committee has worked with the Fund’s unaffiliated administrator (the “Administrator”) to require that the Administrator develop and implement additional and appropriate procedures to prevent similar errors from occurring in the future. The Registrant’s chief compliance officer will monitor the Administrator’s compliance with such additional procedures.

5.

Comment: In note 12 of the “Notes to Financial Statements” section of the Forward Funds annual report, please disclose the balance at the beginning and end of the period based on value, not shares, as required by Article 12-14 footnote 1(b) of Regulation S-X. Please continue to disclose the number of shares held at close of period.

Response: In response to the Staff’s comment, the Registrants confirm that in future filings the Registrant will disclose the balance of its affiliated company holdings at the beginning and end of the period based on value, not shares, in all future annual reports as required by Article 12-14 footnote 1(b) of Regulation S-X.

6.

Comment: Neither of the Registrants appear to include the statement required by Item 27(d)(4) of Form N-1A that a description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities is available: (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; (ii) on a fund’s website, if applicable; and (iii) on the Commission’s website at http://www.sec.gov. Please explain why such disclosure was not included in the Financial Statements.

Response: This disclosure appears to have been inadvertently displaced and will be included in all future annual report filings on behalf of the Registrants in compliance with Item 27(d)(4) of Form N-1A.

7.

Comment: In Item 4(e)(2)(c) of each of the Registrants’ Form N-CSR, the Registrants disclose that 100% of the items disclosed in response to Item 4(c) of Form N-CSR were approved by the Audit Committee. Item 4(c) requires the disclosure of the percentage of items that were approved pursuant to Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

U.S. Securities and Exchange Commission

June 5, 2020

This paragraph Regulation S-X describes situations where the pre-approval requirement was waived, not when pre-approval was obtained. Please confirm that the disclosure in the Form N-CSR is accurate.

Response: In response to the Staff’s comment, the Registrants respectfully note that they interpret Item 4(e)(2) to mean that a registrant is required to disclose 100% of the services that were pre-approved by its audit committee, not the percentage of items that were approved by waiver pursuant to Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Therefore, the Registrants can confirm that 100% of the items disclosed in Item 4(e)(2)(c) were pre-approved without a waiver. However, in future annual reports, the Registrants agree to disclose the percentage of services that that were approved by waiver pursuant to Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

8.

Comment: In the “Statements of Changes in Net Assets,” section of the Forward Funds Annual Report for Salient Select Income Fund, Salient Select Income Fund discloses a significant return of capital for the period. Please confirm there is no reference to yield or dividends when describing distributions that may contain return of capital distributions in the marketing materials, financial statement disclosures and/or website disclosures for the Salient Select Income Fund as those terms may be misinterpreted as income. Also, consider including disclosures similar to the Salient MLP & Energy Infrastructure Fund, which discusses return of capital in the distributions section of the website and includes an estimate of return of capital in the fact sheet, for the Salient Select Income Fund.

Response: The Registrant has reviewed the marketing materials and will make appropriate adjustments and incorporate further disclosure as requested.

9.

Comment: With respect to the prospectus risk disclosures for the Registrants, we note that the principal risks appear in alphabetical order. In the next update of the registration statement/prospectus, please reorder the risks to prioritize the risks that are most likely to adversely affect a fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure (https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-08-improving-principal-risks-disclosure).

Response: The Registrants will take the Staff’s recommendation under consideration. The Registrants will review industry practice and evaluate change feasibility in connection with a future annual update to the prospectus for each Registrant.

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U.S. Securities and Exchange Commission

June 5, 2020

If you have any questions regarding the enclosed information, please contact me directly at (617) 261-3166.

Kind regards,

/s/ Richard F. Kerr
Richard F. Kerr, Esq., Partner, K&L Gates LLP

cc:	Paul Bachtold, Chief Compliance Officer, Salient Partners, L.P.

Matt Hibbetts, Chief Financial Officer, Salient Partners, L.P.

George J. Zornada, Esq., Partner, K&L Gates LLP